SILVERCREST METALS INC.

Voting Results for Annual General Meeting of Shareholders

of SilverCrest Metals Inc. (the "Company")

Held on June 15, 2023 (the "Meeting")

To: All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	89,558,591
Total outstanding Shares as at Record Date	147,231,264
Total % of Shares Voted	60.83%

1. Fix Number of Directors

The number of directors of the Company was fixed at seven pursuant to a vote by show of hands.

2. Election of Directors

The following seven nominees were elected to serve as directors of the Company until the earlier of the Company's next Annual General Meeting or until their successors are duly elected or appointed pursuant to a vote by show of hands - tabulation of proxy votes as indicated below:

Directors	Tabulation of Votes in Favour submitted by Proxy		Tabulation of Votes Withheld submitted by Proxy
N. Eric Fier	67,383,420	(99.56%)	297,296	(0.44%)
Laura Diaz	65,709,771	(97.09%)	1,970,945	(2.91%)
Anna Ladd-Kruger	67,308,706	(99.45%)	372,011	(0.55%)
Ani Markova	64,092,532	(94.70%)	3,588,184	(5.30%)
Hannes Portmann	65,602,971	(96.93%)	2,077,745	(3.07%)
Graham Thody	65,294,156	(96.47%)	2,386,560	(3.53%)
John Wright	65,806,170	(97.23%)	1,874,547	(2.77%)

3. Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed auditor of the Company pursuant to a vote by show of hands.

4. Advisory Resolution - Say on Pay

A non-binding advisory resolution to accept the Company's approach to executive compensation (say on pay) as more particularly described in the management information circular of the Company dated April 28, 2023 was approved pursuant to a vote by show of hands.